================================================================================


                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                        Form 20-F  X      Form 40-F
                                  ---               ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                        Yes               No X
                            ---             ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                        Yes               No  X
                           ---               ---

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                        Yes                No X
                           ---               --

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


================================================================================

Endesa Cashes In EUR 599 Million From Tariff Deficit

    NEW YORK--(BUSINESS WIRE)--Dec. 23, 2003--Endesa (NYSE:ELE) has communicated today to the Spanish stock market authority (CNMV), that the Spanish Energy Commission (CNE) has registered the transfer of the tariff deficit rights to BBVA, SCH, Caja Madrid and Merrill Lynch. This is a follow up of the announcement made last 11th November regarding the transfer of the outstanding amount of a tariff shortfall for regulated activities in 2000, 2001 and 2002.
    Therefore, today Endesa, S.A. has cashed in EUR 599 million that will be applied to reduce the company indebtness.

    CONTACT: North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                ENDESA, S.A.

Dated: December 23rd, 2003    By: /s/ David Raya
                                 --------------------------------------
                               Name: David Raya
                              Title: Manager of North America Investor Relations